

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 5, 2010

Via U.S. mail and facsimile

Mr. Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, Pennsylvania 19446

Re: North Bay Resources Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 7, 2010
File No. 333-164860

Dear Mr. Leopold

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. Please revise throughout to indicate that there is only one selling stockholder.

Prospectus Cover Page

3.   Please disclose on the cover page that the shares will be sold at the fixed price of
        $0.05 until the common stock becomes quoted on the Over-the-Counter Bulletin
        Board or listed on a securities exchange. Provide similar disclosure in the
        Determination of Offering Price section on page 6.

Prospectus Summary

Corporate Background and Our Business, page 1

4.   Please revise your disclosure to reflect your current mining properties and mineral
        claims and to explain your "Generative Business Model."

Going Concern, page 1

5.   We note your statement that management believes it has enough cash to maintain
        operations for the next twelve months. Please explain management's reasonable
        belief in this respect, in light of the fact that as of December 31, 2009 you only
        had cash of $41,123, compared to total operating expenses for the year ended
        December 31, 2009 of $658,897.

Summary Financial Information, page 2

6.   Please note that under Item 301 of Regulation S-K, a registrant that qualifies as a
        smaller reporting company is not required to provide the information required by
        this Item. If you wish to continue including the information under Item 301 of
        Regulation S-K, please expand your presentation to include the data contemplated
        in Item 301 for the full five years required under the guidance.

Risk Factors, page 2

7.   Revise the introductory paragraph to make clear that you have included all
        known, material risks in this section.

We have been the subject of a going concern opinion …, page 2

8.   In this risk factor, you discuss your accumulated deficit and net losses. Please
        quantify the amount of your accumulated deficit and net losses attributable to
        your cash and stock compensation to your CEO.

A single stockholder has the ability to control our business direction, page 5

9.   Please expand this risk factor to discuss the nature of the beneficial ownership of 80% of the voting shares. Discuss how Mr. Leopold obtained this ownership and the terms of the Series I Preferred Stock that gave rise to this ownership. Clarify if this 80% voting right remains constant, irrespective of the amount of common stock or other securities that may be outstanding. Please also clarify if the 80% voting power held by Mr. Leopold discussed in this risk factor also takes into account other securities that he may hold, or if Mr. Leopold in fact currently holds greater than 80% of the voting power. Finally, revise the subheading to identify the "single stockholder" as your CEO and Chairman.

10.   In each place in the prospectus where you discuss this 80% voting right, please provide a full discussion of this right, such as the identity of the holder of this right, how he got this right, and the nature of the right.   We note, for example, your disclosures on 12, 52 and 53.

Forward-Looking Statements, page 6

11.   As this is an initial public offering, the safe-harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are not available to you. Please revise accordingly.

Shares Acquired in Financing Transaction with North Bay, page 7

12.   We note your discussion of your financing transaction with Tangiers Investors, LP. You disclose that as a selling stockholder under this registration statement Tangiers intends to sell up to 6,589,147 shares of common that were previously issued as a commitment fee under the Securities Purchase Agreement, and shares of your common stock which will be issued to Tangiers so that you may receive financing pursuant to that agreement. As you were ineligible to conduct an indirect primary offering when you entered into this agreement, please make clear here and throughout your filing that you can only register each "resale" offering after each put to your investor. As such, please confirm if you have not breached your registration rights agreement, and disclose if Tangiers still intends to perform under the securities purchase agreement.

Plan of Distribution, page 8

13.   Please disclose if your selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Directors, Executive Officers, Promoters and Control Persons, page 9

14.   Please explain the activities of Speebo Inc., including the status of any mining
        activity to date. As the work at this private company controlled by Mr. Perry
        Leopold appears to be his and director Mr. Fred Michini's only prior experience
        in the mining industry, please also add related risk factor disclosure on the
        inexperience of your executive officers and directors.

15.   You identify Mr. Fred Michini as an independent director. Please disclose the
        independence standards applicable to the registrant under paragraph (a)(1) of Item
        401 of Regulation S-K, and tell us how you considered his employment with a
        related company controlled by your chief executive officer in this determination.

Involvement in Certain Legal Proceedings, page 10

16.   Please disclose any events in this section that occurred during the past ten years
        and that are material to an evaluation of the ability or integrity of your director or
        executive officer. See Item 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 11

17.   Please disclose Tangiers' holdings in this table, as their 6,589,147 shares appear
        to constitute greater than 5% of your outstanding common stock.

Description of Securities to be Registered

Preferred Stock, page 12

18.   Please disclose when each of your series of preferred stock was issued.

19.   Please disclose the person or persons who own the Series A Preferred Shares,
        which we note to be Mr. Leopold. Provide disclosure of the Series A Preferred
        Shares in the Security Ownership of Certain Beneficial Owners table on page 11.

20.   Please clarify the terms of Series I preferred shares, which we note are not
        convertible into common stock. Disclose in this section the person or persons
        who own the Series I Preferred Shares, which we note to be your CEO. Provide
        disclosure of the Series I Preferred Shares in the Security Ownership of Certain
        Beneficial Owners table on page 11. Please also provide us with an analysis as to
        whether you are required to file the documents defining the terms of the Series I
        Preferred Shares.

Description of Business

Business of the Issuer, page 13

21.   Please clarify the "state-of-the-art technology" and the traditional acquisition techniques that you are employing in your attempt to build a portfolio of valuable mining prospects. Similarly, please tell us how you plan to target and acquire properties with good historical essays as part of your Generative Business Model. In this respect, we note the apparent lack of experience of your sole officer in the mining industry.

Employees, page 23

22.   Please clarify if your one full time employee is Mr. Perry Leopold. In this regard, we note the various entities that he, as well as your director Mr. Fred Michini, is also presently employed with, including as founder and/or current president. Please tell us the amount of time to your affairs that your executive officer and director devote to your affairs, and if limited, please add related risk factor disclosure.

Material Agreements, page 23

23.   Please disclose the cash payments, shares issued, and/or exploration expenses received by you and incurred by your joint-venture partners, Silver Quest Resources Ltd. and Lincoln Reserves Inc. as of the date of this prospectus, and their resulting ownership interest.

Reports to Security Holders, page 24

24.   Please disclose our correct address, 100 F St. N.E., Washington, D.C. 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

25.   We note from your discussion that "As of December 31, 2009 and December 31, 2008, revenue from joint-venture agreements totaled $65,580 and $110,535, respectively, and revenue from claim sales totaled $19,910 and $45,777." Please clarify how this disclosure comports with the $110,535 reflected as a non-cash adjustment to operating activities labeled 'Gain on sales of claims' in your statement of cash flows on page 44.

26.   In light of your limited operating history and the lack of experience of your management in the mining industry, please provide support for your belief that

management's "proven" track record of identifying and acquiring mineral properties of merit and securing joint-venture agreements will provide continued revenue growth for the foreseeable future.

Liquidity and Capital Resources, page 28

27.   You disclose that you currently have no external sources of liquidity and internal sources (revenue from sales) are very limited. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more information.

Certain Relationships and Related Transactions, page 31

28.   Please file your management agreement with The PAN Network, a company wholly-owned by your sole officer Mr. Perry Leopold. Please also disclose if you have entered into any other related party transactions required to be disclosed under Item 404(d) of Regulation S-K.

29.   We note that The PAN Network is an online music network serving professionals in the music business. As such, please explain how this company has the experience to or otherwise intends to provide "resource targeting, acquisition, development and management services," as well as strategic planning and other services to further your business in the mining industry.

Executive Compensation

Base Salary, page 32

30.   Please clarify the terms of the deferred compensation plan for Mr. Leopold's $15,000 per month base salary, which we note was $656,310 and included in your current liabilities as of December 31, 2009.

31.   We note that your compensation program is designed to align executive compensation with the achievement of your short- and long-term business objectives. Accordingly, please disclose how you determined to pay your chief

executive officer $15,000 per month, when you have had minimal revenues to
date from operations and an accumulated deficit of $10,023,048 as of December
31, 2009.

Stock-Based Awards, page 33

32.   Please disclose why your chief executive officer was awarded restrictive stock
        bonuses "for deferring accrued salary" in 2007, 2008, and 2009. This would
        appear to compensate him twice for the same services. Please also disclose how
        the amounts of restrictive stock awards were calculated, in that in 2007 and 2009
        the value awarded exceeded his base salary by large margins.

Summary Compensation Table, page 34

33.   For awards of stock, please disclose the aggregate grant date fair value computed
        in accordance with FASB ASC Topic 718.

Compensation of Directors, page 35

34.   Please explain the amounts reported in this table for Mr. Perry Leopold, including
        if these are separate fees for his service as a director. In this regard, Instruction 3
        to the Instructions to Item 402(n) of Regulation S-K directs that if a named
        executive officer is also a director who receives compensation for his or her
        services as a director, reflect that compensation in the Summary Compensation
        Table and provide a footnote identifying and itemizing such compensation and
        amounts.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 45

Mineral property costs, page 46

35.   We note from your disclosure under this heading that your policy is to expense
        mineral property acquisition costs "until such time as economic reserves are
        quantified." Please be advised that mineral rights, as defined in FASB ASC
        Topic 805-20-55-37, are to be treated as tangible assets. Upon capitalization,
        these mineral rights would then be subject to impairment testing in accordance
        with FASB ASC Topics 360-10-35-15 and 930-360-35 (FAS 144 and EITF 04-3).
        Please modify your accounting policy and all related disclosures to indicate that
        your acquisition of mineral rights are capitalized regardless of the determination
        of economic reserves, or otherwise advise.

Note 11. Share Issuance Since June 18, 2004 (Inception), page 52

36.   We note you issued Series G convertible preferred stock to your Chief Executive
        Officer during 2009 as "restricted stock bonuses for deferring accrued salary" and
        that this preferred stock has unique redemption features. Please provide us with
        an accounting analysis that supports your conclusion regarding the presentation of
        this preferred stock as equity versus liability for purposes of FASB ASC Topic
        718 (FAS 123R). Refer to paragraphs 718-10-25-13 and 718-10-55-65
        (paragraphs 33 and A53 of FAS 123R).

37.   In addition, please address how the conversion values were determined and
        whether or not these values equate to fair value at the date of issuance.   We note
        related disclosure on page 51 that these shares were "valued by a valuation model
        generated by an independent valuation expert."

38.   Please tell us what consideration you have given to disclosing the information
        required by Item 509 of Regulation S-K regarding your valuation expert.

Part II

Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 54

39.   You disclose that in 2009 you issued 10,000,000 shares of common stock to a
        private investor to reduce the balance due of deferred compensation to your chief
        executive office Mr. Leopold by $100,000. Please tell us if there is a written
        document evidencing the assignment of deferred compensation to this private
        investor, and if so, please file this agreement. Please also explain how this
        deferred compensation was "converted" to equity by the investor, e.g., explain if
        Mr. Leopold under your management agreement with The PAN Network has the
        right to convert his deferred compensation to equity. Additionally, clarify if the
        $656,310 in deferred compensation outstanding as of December 31, 2009 includes
        the $100,000 that this figure was apparently reduced by under this assignment.

40.   We note that some of the value of shares issued for services rendered appear to
        differ from those valuations recorded under your stock-based awards table on
        page 33. Please advise.

Item 16. Exhibits

Exhibit 5.1

41.   Please file an update legality opinion, and as the shares being registered for resale
        were issued on October 7, 2009, please have counsel opine on whether the shares
        of common stock have been duly authorized and are validly issued, fully paid, and
        nonassessable.

Engineering Comments

Properties, page 15

42.   Please insert a small-scale map showing the location and access to each material
        property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If the
        property is not material to your company, please provide a statement to that
        effect. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K
        would generally require maps and drawings to comply with the following
        features:

        •   A legend or explanation showing, by means of pattern or symbol, every
            pattern or symbol used on the map or drawing.

        •   A graphical bar scale should be included. Additional representations of scale
            such as "one inch equals one mile" may be utilized provided the original scale
            of the map has not been altered.

        •   A north arrow.

        •   An index map showing where the property is situated in relationship to the
            state or province, etc., in which it was located.

        •   A title of the map or drawing, and the date on which it was drawn.

        •   In the event interpretive data is submitted in conjunction with any map, the
            identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly
        show all features on the drawing.

43.   Please disclose the following information for each of your properties:

        •   The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by paragraph (b)(2) of Industry Guide 7.

44.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7.

45.   We note you use the terms such as grab samples, yields up to, as high as, and assay ranges in your discussions of the assay results in numerous location in this filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

46.   It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

47.   We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

48.   We note you reference numerous sources for historical information for your properties. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Frasier River Platinum Property, page 16

49.   In your description of your Frasier River Platinum Property we note you state a "concentrate contained 520 grams per tonne of gold" in your filing. Please expand your statement by listing the original sample size and the grams per tonne of gold of the original sample.

The Monte Crisco and Chilco, page 19

50.   Regulation S-K, Item 102, specifically prohibits the use of terms other than "proven" and "probable" when referring to reserve estimates in documents filed with the Commission. Please remove all resource and reserve estimates other than "proven" and "probable" throughout your entire filing.

The Connie Hill Property, page 19

51.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral reserve is feasible for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, such as the historic three-year average commodity price.

New Eskay Creek, page 22

52.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies

operating in or near your properties and instead focus the disclosure solely on your company's property.

<u>Mineral Property Costs, page 27</u>

53.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Delaware and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please modify your document accordingly.

<u>Closing Comments</u>

As appropriate, please revise your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- ▪ the company may not assert the staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933, as amended,
and the Securities Exchange Act of 1934, as amended, as they relate to the proposed
public offering of the securities specified in the above registration statement. We will act
on the request and, pursuant to delegated authority, grant acceleration of the effective
date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon,
Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding
comments on the financial statements and related matters. You may contact John
Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering
comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the
undersigned at (202) 551- 3611 with any other questions.

Sincerely,

Anny Nguyen Parker
Branch Chief

cc: Via Facsimile (561) 488-7623
Christopher K. Davies, Esq.